

































meredith
brand licensing
4
KMOV
kmov.com
Parents
Better Homes and Gardens.
Successful Farming
COVER CROPS
SER Padres
EatingWell
WHERE GOOD TASTE MEETS GOOD HEALTH
meredith
brand licensing
CBS 5
CBS5AZ.com
FamilyCircle
allrecipes
Fresh, fast, five stars!
3
wfsb.com
CBS46.com
WGCL-TV ATLANTA
mxm
Meredith Xcelerated Marketing
SHAPE
LOSE YOUR BELLY FAST
Jessica ALBA
FOX 5
KVVU-TV
LOCAL. LAS VEGAS.

meredith

A Powerful Diversified Media & Marketing Company

Investor Day • March 2, 2016

Disclaimer

This presentation contains confidential information regarding Meredith Corporation ("Meredith" or the "Company"). This presentation constitutes "Business Information" under the Confidentiality Agreement the recipient signed and delivered to the Company and its use and retention are subject to the terms of such agreement. This presentation does not purport to contain all of the information that may be required to evaluate a potential transaction with the Company and any recipient hereof should conduct its own independent evaluation and due diligence investigation of the Company and the potential transaction. Nor shall this presentation be construed to indicate that there has been no change in the affairs of the Company since the date hereof or such other date as of which information is presented.

Each recipient agrees that it will not copy, reproduce, disclose or distribute to others this presentation or the information contained herein, in whole or in part, at any time, without the prior written consent of the Company, except as expressly permitted in the Confidentiality Agreement. The recipient further agrees that it will cause its directors, officers, employees and representatives to use this presentation only for the purpose of evaluating its interest in a potential transaction with the Company and for no other purpose.

Neither the Company nor any of its affiliates, employees or representatives makes any representation or warranty, express or implied, as to the accuracy or completeness of any of the information contained in this presentation or any other information (whether communicated in written or oral form) transmitted or made available to the recipient, and each of such persons expressly disclaims any and all liability relating to or resulting from the use of this presentation. The recipient is not entitled to rely on the accuracy or completeness of this presentation and is entitled to rely solely on only those particular representations and warranties, if any, which may be made by the Company in a definitive written agreement, when, as and if executed, and subject to such limitations and restrictions as may be specified therein.

This presentation and management's commentary relating thereto may contain certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company and its operations. Statements in this presentation that are forward-looking include, but are not limited to, the Company's estimates of future revenues, profits and earnings per share.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients or vendors; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, syndicated programming or other costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in government regulations affecting the Company's industries; increases in interest rates; and the consequences of acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Today's Agenda

> **❖ Meredith Strategic Growth Vision**
>
> > **○ Steve Lacy, Chairman and CEO**

❖ Local Media Group Growth Strategies
  ○ Doug Lowe, Executive Vice President
  ○ Patrick McCreery, Vice President News & Marketing

❖ National Media Group Growth Strategies
  ○ Tom Harty, President

❖ Digital Growth Strategies
  ○ Jon Werther, President Meredith Digital

❖ Total Shareholder Return Strategies
  ○ Joe Ceryanec, CFO

Meredith's Strong Investment Thesis

1. **Strong and consistent cash flow generation, driven by:**

   ❖ Portfolio of highly rated television stations in large and fast-growing markets

   ❖ Trusted national brands with an unrivaled female reach

   ❖ Profitable and growing digital business

   ❖ World's 3rd largest brand licensor with very high margins

2. **Commitment to delivering Top-Third Total Shareholder Return:**

   ❖ Dividend payer for 69 years; increases for 23 consecutive years

   ❖ Share buyback program

   ❖ Accretive strategic acquisitions

3. **Experienced management team with a proven record of operational excellence and shareholder value creation over time**

Meredith at a Glance

Local Media
Revenue: $535M
EBITDA: $205M











National Media
Revenue: $1.1B
EBITDA: $155M











$ in millions
EBITDA before special items



Meredith Generates Strong and Growing EBITDA



7% CAGR

$217 $265 $268 $319

FY2009   FY2011   FY2013   FY2015

$ in millions
EBITDA before special items

+ national media brands   + local media brands   + marketing solutions

6

Successful Execution of our Strategic Plan

Local Media Group

- ❖ Acquired and integrated 4 strong stations, achieving 2 additional duopolies
- ❖ Grew news programming by 50% across portfolio
- ❖ Significantly grew retransmission revenues and contribution
- ❖ Expanded digital and mobile platforms

National Media Group

- ❖ Added Allrecipes, Martha Stewart and Shape brands targeting younger women
- ❖ Grew share of magazine advertising market to 40% of competitive set
- ❖ Established profitable digital business with 75 million monthly unique visitors
- ❖ Added leading digital ad technology companies Selectable, Qponix & ShopNation
- ❖ Grew brand licensing business at Walmart to 3,000+ SKUs at 4,000 stores

Corporate

- ❖ Implemented and aggressively pursuing Total Shareholder Return program
- ❖ Grew dividend at 7% average annual rate to $1.98; currently yielding 5%
- ❖ Refinanced $500 million of debt at average low rate of 3%

+ national media brands   + local media brands   + marketing solutions

meredith

Strategic Vision for Meredith

Local Media Group

- ❖ Larger footprint through selected portfolio additions and strategic alliances

- ❖ #1 or #2 rated stations in markets that exceed nationwide growth statistics

- ❖ Scaled mobile and online platforms

- ❖ Increased net retransmission contribution

National Media Group

- ❖ Continued leadership in creation and distribution of relevant multi-platform content

- ❖ Digital business of scale with 100 million monthly unique visitors delivering double-digit revenue and profit growth

- ❖ Enhanced profit contribution from circulation and ad pricing activities

- ❖ Top marketing services provider with leading expertise in content marketing

- ❖ Meaningful expansion of brand licensing business

meredith

Strong Progress in FY16 Toward Vision

❖ Successful integration of recent acquisitions

 — LMG: Phoenix; St. Louis; Mobile-Pensacola; Springfield

 — NMG: Shape; Martha Stewart

 — Digital: Selectable Media; Qponix; ShopNation; mywedding.com

❖ Negotiated new retransmission agreements with major MVPDs

❖ Generating double-digit growth in digital business

❖ Implementing enhancements to circulation activities

❖ Renewed/added several new brand licensing agreements

❖ Grew dividend 8%; Yield currently at 5%

meredith

Key Takeaways from Today

❖ **Local Media Group delivering strong results fueled by:**

— Growth in non-political advertising revenues

— Maximizing political advertising opportunity

— Increasing retransmission contribution

❖ **National Media Group poised for another year of profit growth:**

— Brand licensing delivering high-margin profit

— Circulation providing a stable source of revenue and contribution

— Digital advertising growth will soon offset print advertising declines

❖ **Strong cash flows fueling 3-pronged TSR strategy:**

1. Acquisitions and investments in business

2. Dividend growth

3. Share buybacks

❖ **Meredith can deliver Top-Third Total Shareholder Return**

Today's Agenda

❖ Meredith Strategic Growth Vision

  o Steve Lacy, Chairman and CEO

❖ **Local Media Group Growth Strategies**
  o **Doug Lowe, Executive Vice President**
  o **Patrick McCreery, Vice President News & Marketing**

❖ National Media Group Growth Strategies
  o Tom Harty, President

❖ Digital Growth Strategies
  o Jon Werther, President Meredith Digital

❖ Total Shareholder Return Strategies
  o Joe Ceryanec, CFO

Attractive Stations in Large & Growing Markets



Station Market	Market Rank	Network Affiliation
Atlanta	9	CBS & IND
Phoenix	12	CBS & IND
St. Louis	21	CBS
Portland	24	FOX & MyTV
Nashville	29	NBC
Hartford	30	CBS
Kansas City	33	CBS & MyTV
Greenville	37	FOX
Las Vegas	40	FOX

Stations are Big 4 Affiliates in Large DMAs



DMA #1-50

HH in the DMA (M)

Avg Ad Rev / Station: $45M

Atlanta 2.4 · Phoenix · St. Louis · Portland · Nashville · Hartford · Kansas City · Greenville · Las Vegas 0.7



DMA #51-100

Avg Ad Rev / Station: $19M

Mobile 0.5 · Flint

Source: SNL Data

meredith

Strong Revenue & EBITDA Growth



Revenue

EBITDA

13% CAGR

16% CAGR

$322 — FY2011
$376 — FY2013
$534 — FY2015

$112 — FY2011
$150 — FY2013
$206 — FY2015

EBITDA Margin: 35%   40%   39%

$ in millions

+ national media brands   + local media brands   + marketing solutions

14

Local Media Growth Strategies

❖ **Grow Advertising Revenues**

❖ Maximize Recent Acquisitions and Expand Station Portfolio

❖ Increase News Viewership

❖ Scale Digital Video and Mobile

❖ Increase Net Retransmission Contribution

meredith

Increasing Non-Political Advertising Revenues



7%
CAGR

$380

$357

$269

$256

$234

FY09   FY11   FY13   FY15   FY16
(Consensus)

$ in millions

+ national media brands   + local media brands   + marketing solutions

meredith

Meredith Outperforms Television Industry

Non-Political Advertising Revenues

Calendar	Meredith	Industry	Meredith vs. Industry (Pct. Pts.)
2011	4%	0%	4
2012	1%	1%	0
2013	3%	1%	2
2014	(2)%	(1)%	(1)
2015	2%	0%	2

Year-over-year change; same stations
Source: Television Bureau of Advertising

Non-Political Advertising Growth Strategies

❖ **Grow local news ratings**

- Major emphasis on Atlanta and Phoenix

- Expand into new time periods

❖ **Take disproportionate market share**

- Ad share should exceed audience share

❖ **Focus on non-traditional revenue sources**

- Sell major projects to local traditional non-TV advertisers

- Put greater emphasis on digital and mobile sales

meredith

Political Advertising Outlook for 2016



Key 2016 Races in Meredith Markets

❖ **11 U.S. Senate seats:**

—Open (Nevada) and Kirk (Illinois) rated toss-ups
—Burr (North Carolina) leaning Republican

❖ **Several U.S. House races drawing interest:**

—Open seats in Arizona 1st and Nevada 3rd rated toss-ups
—Nevada 4th leaning Republican

❖ **15 Governor races:**

—Open (Missouri) and McCrory (North Carolina) rated toss-ups

❖ **Ballot referendums and propositions**

—Marijuana votes in Arizona, Georgia, Massachusetts, Michigan, Missouri, Nevada and Oregon

Maximizing Political Advertising Opportunity



$ in millions
Fiscal years

Executing Political Advertising Growth Strategies

❖ Increase interaction with campaign managers early

❖ Engage with national rep firm – work as team

❖ Get fair share at FOX affiliates

❖ Control inventory during key political weeks

❖ Move regular advertisers to protect lowest unit charges

❖ Migrate political dollars to digital sites

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Local Media Growth Strategies

❖ Grow Advertising Revenues

❖ **Maximize Recent Acquisitions and Expand Station Portfolio**

❖ Increase News Viewership

❖ Scale Digital Video and Mobile

❖ Increase Net Retransmission Contribution

meredith

Television Station Acquisition Criteria

❖ Big 4 affiliates in Top 50 and/or growing markets

❖ #1 or #2 station in market

❖ Non-political advertising upside

❖ Strong political advertising opportunity

❖ Retransmission contribution upside

❖ Duopolies or regional clusters

+ national media brands   + local media brands   + marketing solutions

meredith

Great Stations Added to Portfolio



Phoenix: Market 12

❖ Powerful station that produces most news in Arizona



St. Louis: Market 21

❖ CBS affiliate with highly ranked newscasts



Mobile: Market 58

❖ FOX affiliate in fast-growing region



Springfield, MA

❖ ABC affiliate/FOX on digital tier strengthens competitive position

Established Meredith-Cox Joint Buying Cooperative

❖ All Meredith markets included except the overlap market of Atlanta

❖ Cox markets include Boston, Seattle, Orlando, Pittsburgh, Charlotte

❖ Enhanced scale allows companies to compete with larger groups

❖ First initiative is joint syndicated programming purchasing

❖ Introduced it at NATPE Convention last month to positive reaction

❖ Expand to capital equipment and rollout at NAB convention in April

Local Media Growth Strategies

❖ Grow Advertising Revenues

❖ Maximize Recent Acquisitions and Expand Station Portfolio

❖ **Increase News Viewership**

❖ Scale Digital Video and Mobile

❖ Increase Net Retransmission Contribution

Expanding Local Content Creation

News Hours Per Week
9%
CAGR
270
400
650
CY05
CY10
CY15















Our Stations are Market Leaders

Morning News:

#1: Portland, Hartford, Las Vegas

#2: KTVK/Phoenix, St. Louis, Nashville, Greenville,
Saginaw, WGGB/Springfield

Evening News:

#1: Hartford, Las Vegas, Saginaw

#2: Nashville, WGGB/Springfield

Late News:

#1: Portland, Las Vegas

#2: St. Louis, Nashville, Saginaw, WGGB/Springfield

Sign-on to Sign-off:

#1: Hartford, Las Vegas

#2: St. Louis, Portland, Nashville, Saginaw, WGGB/Springfield











Source: November 2015 ratings

meredith

Local News Dominates Cable News

**Nov. 2015 Sweep Unduplicated TV Households News Reach
Atlanta**



Source: Nielsen, Atlanta Nov15 M-F HH Reach M-F 4:30a, 5a, 6a, 12n, 4p, 5p, 6p and 11pm

+ national media brands   + local media brands   + marketing solutions

Local News Dominates Cable News

Nov. 2015 Sweep Unduplicated TV Households News Reach Phoenix



Source: Nielsen, Phoenix Nov15 M-F HH Reach M-F KPHO -4:30a, 5a, 6a, 12n, 5p,530p, 630p and 11pm
*KTVK M-F 430a,5a,6a,7a,8a,9a,4p,5p,6p,9p,10p

+ national media brands   + local media brands   + marketing solutions

Local News Dominates Cable News



**Nov. 2015 Sweep Unduplicated TV Households News Reach
St Louis**

- KMOV: 62%
- CNBC: 4.8%
- CNN: 15.1%
- FXNC: 12.3%
- HLN: 7.6%
- MSNBC: 7.2%

Source: Nielsen, St Louis Nov15 M-F HH Reach M-F 4:30a, 5a, 6a, 12n, 5p, 6p and 11pm

+ national media brands + local media brands + marketing solutions

meredith

Local News Dominates Cable News



November 2015 Sweep Unduplicated TV Households News Reach

	KPTV Portland	WSMV Nashville	WFSB Hartford	KCTV Kansas City	WHNS Greenville	KVVU Las Vegas
	49%	61%	62%	67%	48%	58%

+ national media brands   + local media brands   + marketing solutions

meredith

Viewership Challenges

❖ **Fragmentation**

— News and information are commodities available everywhere around the clock

— Traditional broadcasts losing viewers but over 70 percent still watch local television news

— Total video consumption is up because viewing now happens on four devices not just one

❖ **Delivery**

— An ongoing challenge but also an opportunity

— We must modify our digital content to fit changing needs, new spaces and platforms

— We can look at each new distribution platform as a resource drain, or we can view it as a new opportunity to serve our communities, consumers and advertisers

meredith

Viewership Challenges



+ national media brands + local media brands + marketing solutions

meredith

Viewership Challenges

❖ **New Technologies**

- Social media platforms give us great opportunities for viewer engagement and organic promotion

- Users typically choose one or two pathways to engage with our local brands



meredith

Executing Viewership Growth Strategies

❖ **Local Expansion**

– Continue to find expansion opportunities in each of our local markets

– Provide content in more time periods, on more platforms, and in more places to better serve each community

❖ **Customer Focus**

– Grow strong local brands by creating ongoing connections with users

– Use research to understand the communities and viewers we serve

– Give them what they need when and where they want it

– Incorporate more storytelling and news presentation

❖ **Localism is secret ingredient and CONTENT is recipe**

– Produce and provide compelling hyper-local content

– Curate content for each distribution – one-size does not fit all

Local Media Growth Strategies

❖ Increase News Viewership

❖ Grow Advertising Revenues

❖ Maximize Recent Acquisitions and Expand Station Portfolio

❖ **Scale Digital Video and Mobile**

❖ Increase Net Retransmission Contribution

Local Media Digital Video Opportunity

❖ Compelling stories get shared on social media and often go viral across our network of stations

❖ Live video of breaking news draws a lot of eyeballs with limited effort

❖ Video offers the most TV-like experience for viewers and advertisers

❖ Video creates the most compelling sales opportunity

  – Familiar format

  – Highest CPM

Executing Local Media Digital Video Growth Strategies

❖ Create a "Video First & Video Everywhere" culture

❖ Increase revenue by increasing video consumption

❖ Take advantage of next-generation video players to create a "stickier" video experience

❖ Create a video consumption platform for mobile

Local Media Digital Video Mobile Execution

Reach Right Audience at Right Time with Right Message:





Proximity Marketing   Indoor Navigation   In-Store Engagement







+ national media brands   + local media brands   + marketing solutions

Local Media Growth Strategies

❖ Increase News Viewership

❖ Grow Advertising Revenues

❖ Maximize Recent Acquisitions and Expand Station Portfolio

❖ Scale Digital Video and Mobile

❖ **Increase Net Retransmission Contribution**

Increasing Net Retransmission Contribution

MVPD Renewal Schedule



Affiliation Renewal Schedule

+ national media brands   + local media brands   + marketing solutions

Local Media Strategic Initiatives Summary

❖ Growing news viewership across our group

❖ Anticipating strong political advertising in Fiscal 2017

❖ Emphasizing monetization of digital and mobile traffic

❖ Focusing on increasing retransmission profit contribution

❖ Pursuing expansion opportunities

GOAL: Record profit in Fiscal 2017

meredith

Today's Agenda

❖ Meredith Strategic Growth Vision

- o Steve Lacy, Chairman and CEO

❖ Local Media Group Growth Strategies
- o Doug Lowe, Executive Vice President
- o Patrick McCreery, Vice President News & Marketing

❖ **National Media Group Growth Strategies**
- o **Tom Harty, President**

❖ Digital Growth Strategies
- o Jon Werther, President Meredith Digital

❖ Total Shareholder Return Strategies
- o Joe Ceryanec, CFO

meredith

National Media Group Footprint

Reaches 100 Million Unduplicated American Women Monthly

70 Million Unique Visitors | More than 60% of Millennial Women


Rachael Ray every day
10 YEARS of FOOD & FUN!
INGREDIENTS FOR Something Special
Parents
FamilyCircle
ALL-AMERICAN THANKSGIVING
Better Homes and Gardens
Merry & Bright
Living
American holiday
TRADITIONAL HOME
Style for the Season

YOUNG WOMEN | NEW NESTERS | YOUNG FAMILIES | ESTABLISHED FAMILIES | WOMEN OF WORTH

Our Brands Speak to Her About What Matters Most

Seasons and styles change, but women's priorities remain the same

HER FAMILY



HER HOME



HERSELF



National Media Revenue Mix



Fiscal years

$s in millions

Executing National Media Group Strategies

❖ **Drive audience growth and engagement across platforms**

❖ Grow share of advertising revenues

❖ Increase circulation profit contribution

❖ Expand Meredith Xcelerated Marketing

❖ Grow high-margin brand licensing business

❖ Accelerate growth of digital business

meredith

Our National Print Audience is Growing

70% Growth
118
68
2001
2015



Adult Readership in Millions

Better Homes and Gardens
Parties made easy
FamilyCircle
Parents
allrecipes
Great grilling made easy
FamilyFun
summertime
best 4th of july party ever!
Rachael Ray every day
Pizza secrets
EatingWell
46 Easy Healthy Recipes
SHAPE
Jessica Alba
Living
143 Cool Ideas for Summer Fun!

Source: MRI

#s in millions

Our National Digital Audience is Growing

17-Fold Growth



Monthly Unique Visitors

Source: comScore

#s in millions

Better Homes and Gardens   Parents

allrecipes.com   fitness *Mind, Body + Spirit*

MARTHA STEWART LIVING   EatingWell *WHERE GOOD TASTE MEETS GOOD HEALTH*

SHAPE   GROCERY SERVER   SELECTABLE MEDIA

mywedding.com   shopnation *BETA*

Result is Increased Overall Audience



Executing National Audience Growth Initiatives

❖ Increase our reach to Millennial women

❖ Launch and acquire new brands

❖ Redesign and refresh key print titles

❖ Keep digital content distinct from print content

❖ Deliver content across new platforms

Meredith Millennial Strategy

Increase Millennial women connecting and engaging with Meredith brands by:

❖ Infusing Millennial appealing personalities and talent with a social following across Meredith brand platforms

❖ Creating annual corporate and brand goals for Millennial growth

❖ Crafting a video strategy to increase distribution, serve up the "right" content on all platforms and monetize



Meredith Reaches 27 Million Millennial Women
Exceeds Other Well-Known Names in Media



5.0 MILLION
VIEWERS



16.2 MILLION
VIEWERS
SECOND SEASON PREMIERE



9.0 MILLION
SUBSCRIBERS



TAYLOR SWIFT'S '1989'
CONCERT ATTENDANCE

2.3 MILLION
HIGHEST GROSSING TOUR
IN THE WORLD 2015



24.9 MILLION
VIEWERS



2015 ATTENDANCE

231,000



10.0 MILLION
USERS



11.8 MILLION
VIEWERS
SECOND SEASON PREMIERE

Source: Nielsen NPM 2015 Season to Date Ratings; Dec 2015 comScore MP MRI Fusion; Wikipedia; Billboard

Growing our Audience via Acquisitions & Launches

Women's lifestyle:

- Shape
- Shape.com
- Martha Stewart Living
- Marthastewart.com









SHAPE
EAT THIS, LOSE WEIGHT
THE SEXIEST BODIES IN HOLLYWOOD
EVA MENDES
How 75 million women are secretly sabotaging their health
PLUS TAKE INCHES OFF

halloween
holiday
GIFTS

MARTHA STEWART
Living
Cookies everyone will love
76 BUDGET-FRIENDLY GIFTS

Wedding media:

- Martha Stewart Weddings
- mywedding.com







MARTHA STEWART
weddings
THE STYLE ISSUE

MARTHA STEWART
weddings
STYLE MADE Easy

New product launches:

- Allrecipes magazine
- Eat This, Not That!
- Parents Latina
- Fit Pregnancy & Baby









allrecipes
DIY doughnuts
comfort food
5 insanely good dips

THE NO-DIET WEIGHT LOSS SOLUTION
EAT THIS NOT THAT!
50+ FAST WEIGHT-LOSS RECIPES
17 BEST-EVER BURGERS!
157 GREATEST SUPERMARKET FOODS

Parents
Latina
BUENAS NOCHES, MAMI

fitPREGNANCY
AND BABY
SHOW OFF YOUR BUMP!

SHAPE: Women’s Active Lifestyle “Superbrand”

- The new SHAPE debuted with 2.5 million rate base
- New vs. old SHAPE:
  - 80% more ad revenue
  - 90% higher operating profit
- Smooth transition of Fitness subscribers to SHAPE
- Operating SHAPE and Fitness websites with distinct but complementary voices
- Brand licensing deal with Apparel Bridge to manufacture and distribute new line of women’s active wear


SHAPE
Sexy new you!
Hot body jumpstart!
Flat abs lean legs firm butt!
HAPPY CONFIDENT ENERGIZED
Feel amazing every day!
36 Smart & speedy ways to look gorgeous
THE WALKING DEAD'S LAUREN COHAN
Steal her killer sculpting secrets
3 BEST MEALS FOR WEIGHT LOSS
SEX the way you want it


SHAPE
Flat Belly Now!
Fast move for lean abs
Amazing hair in minutes
Mind-body makeover
Trim thighs
Slim waist
Blissful mood
#1 Trick for a smaller butt
Ellie GOULDING
Fit & fierce
The 14 BEST SONGS for SEX
OVERNIGHT DETOX
Delicious meals that clean & heal
December 2015


SHAPE
Sexy abs in 7 days
The SECRET to SILKY, SHINY HAIR
Get a killer butt!
A fun new way to firm
Jaimie Alexander of BLINDSPOT
YOUNGER SKIN WHILE YOU SLEEP
Boost sex cravings fast!

Martha Stewart: Strong Profit Engine

- Entered into 10-year licensing agreement to operate Martha Stewart digital and print brands in Nov. 2014
- Renegotiated contract in Nov. 2015 after Sequential Brands bought MSLO
- Added control over content creation in revised agreement
- Includes rights to expansive video library
- Bundling MSLO with other Meredith titles in advertising packages and in subscription offers
- Significant profit contributor in Fiscal 2016 and beyond



Living
MARTHA STEWART
Living
MARTHA STEWART
Living
SPEEDY WEEKNIGHT DINNERS
34 ways to brighten up your home and garden
GORGEOUS MACARONS you can make at home (FOR 18¢ EACH!)
PIZZA: DELICIOUS TOPPINGS, AMAZING CRUST
PLUS 6 easy steps to an organized closet
COLOR ISSUE



BETTER TOGETHER
THANK YOU

Developed Allrecipes into a Multiplatform Brand



Grandma Ople's Apple Pie
DIRECTIONS
INGREDIENTS
Recipe Box

APPS: 24 Million Downloads



SIMMERED IN TRADITION
BIG GAME SUNDAY

US SITE: 50 Million Unique Visitors; 70% of Visits from Mobile Devices



SIMMERED IN TRADITION
BIG GAME SUNDAY

INTERNATIONAL: 11% of Global Food Audience



SOCIAL: #1 ranked food brand for social referrals



allrecipes
sweet!
5-STAR CHOCOLATE DESSERTS
CHICKEN DINNERS YOU'LL CRAVE
HIGHS & LOWS
101 BEST EVER 5 star recipes
FREE DIGITAL GIFT

MAGAZINE: 1.25 Million Subscribers



Subscribe!
KITCHEN HACKS
MUFFIN PAN BOWLS

VIDEO: 2 Million subscribers

National Media Group Strategies

❖ Drive audience growth and engagement across platforms

❖ **Grow share of advertising revenues**

❖ Increase circulation profit contribution

❖ Expand Meredith Xcelerated Marketing

❖ Grow high-margin brand licensing business

❖ Accelerate growth of digital business

+ national media brands   + local media brands   + marketing solutions

meredith

Growing Advertising Revenue Market Share

Calendar Year	*Meredith Share vs. Industry*	*Meredith Share vs. Comp. Set*
2011	10.6%	35%
2012	11.3	38
2013	11.1	38
2014	10.6	37
2015	**11.1%**	**40%**

Source: Publishers Information Bureau

Total Advertising Revenue is Growing



$ in millions
Fiscal years

Pricing Initiative Generating Impressive Results

❖ Priced out over 1,000 mid- and long-tail accounts in Fiscal 2015

❖ Represent about 20 percent of print advertising revenues

❖ Nearly 425 were new to Meredith

❖ Revenue per page for tail accounts up 10 percent

❖ Nearly 100 incremental ad pages, up 4 percent

❖ 14 percent revenue increase versus 9 percent goal

Generated $10 million of incremental revenue in Fiscal 2015

Meredith Guarantees Results for Advertisers

	UNIQUE MEREDITH HHS** (M)		INCREMENTAL $ SALES/MEREDITH HH (VS. CONTROL)		ANNUAL INCREMENTAL $ SALES IMPACT (M)	% SALES DIFFERENCE (VS. CONTROL)	ROI‡
FOOD	40.0	X	$.32	=	$12.9	+11%	$7.80
BEAUTY	41.8	X	$.19	=	$10.3	+17%	$6.07
HH GOODS	45.9	X	$.24	=	$10.1	+4%	$4.59
HEALTHCARE	45.0	X	$.25	=	$10.8	+7%	$5.81
PET CARE	43.8	X	$.40	=	$16.8	+8%	$10.10
RETAIL	36.6	X	$1.01	=	$36.9	+7%	$18.59
AVERAGE*	41.4	X	$.30	=	$12.9	+11%	$7.45



meredith SALES GUARANTEE

analytics by nielsen

* Does not include Entertainment
** Unique household penetration by campaign, GFK,MRI
‡ ROI: Incremental sales generated per media dollar spent

meredith

Print Industry Guarantees Results for Advertisers

- Modeled after Meredith's successful program that is producing ROI of nearly $8 for every $1 invested
- 16 companies participating including Hearst, Condé Nast and Time, Inc.
- Represent over 70 percent of U.S. magazine audience
- Campaigns must reach 125 million adults 3 times in 12-month period

October 13, 2015

THE WALL STREET JOURNAL.

Magazines Offer Money Back on Ads

Publishers vow refunds if advertisements don't boost sales in effort to prove clout with readers

BY JEFFREY A. TRACHTENBERG



A customer browses the magazine racks at a news store in New Orleans in September.

Magazine publishers say it is an offer advertisers can't refuse. Their money back—or free ad pages—if sales don't increase after running print ads in their publications.

The new industry guarantee was organized by the MPA, the Association of Magazine Media, which said that 16 major media companies representing 72% of the total magazine audience in the U.S. qualify to offer the program. These include **Time** Inc.; **Meredith** Corp.; **Hearst Magazines**, a unit of Hearst Corp.; and Condé Nast, a unit of **Advance Publications** Inc.

A year ago, the industry trade group moved to boost publisher credibility with marketers by launching a monthly audience measurement tool that counts how many readers are consuming magazine content in print and online (including video), and via their smartphones, computers (desktop and laptops) and tablets.

Periodical Decline

Magazine print advertising spending in the U.S., in billions


$25
20
15
10
5
0
2000
'05
'10
'15
2015 (proj.)
$17.4 billion

Source: ZenithOptimedia
THE WALL STREET JOURNAL.

Both initiatives reflect the association's efforts to counter the perception that magazines are losing clout with readers as witnessed by a decline in print advertising. U.S. magazine print ad spending is expected to shrink 1.8% this year to $17.4 billion, according to a forecast from ZenithOptimedia, a media buying firm owned by Publicis Groupe SA.

"Print is the heritage format of this industry and advertisers have pulled their business back disproportionately," said Mary Berner, the trade group's former chief executive, who quarterbacked the guarantee strategy. This week she joins radio station owner Cumulus Media Inc. as its CEO.

One media buyer said the guarantee could spark an increase in print spending, although it is too early to tell.

"Any time you can provide data that proves print works, it's a good thing; a guarantee makes it even better," said Brenda White, an executive vice president of the media buying agency Starcom USA, a unit of Paris-based **Publicis Groupe** SA.

To qualify for the guarantee, a print campaign needs to reach about 125 million adults 18 years old and over an average of three times during a 12-month period, be it through ads in a single title or across a company's entire portfolio of magazines. This assures that enough people see the print advertising to drive sales. Marketers also have to increase their business with individual publishers, in part to help cover the cost of providing measurement for the campaign.

National Media Group Strategies

❖ Drive audience growth and engagement across platforms

❖ Grow share of advertising revenues

❖ **Increase circulation profit contribution**

❖ Expand Meredith Xcelerated Marketing

❖ Grow high-margin brand licensing business

❖ Accelerate growth of digital business

meredith

Circulation Revenues Stable Over Time
30 Percent of Total National Media Revenues



$ in millions
Fiscal years

Circulation Profit Growth Strategies

1. Optimize traditional subscription model

2. Execute auto-renewal subscription model

3. Develop additional consumer revenue streams

Auto Renewal Has Huge Potential Upside

	Traditional renewal methods	Auto-renewal
Lifetime Value	$8.00	$15.00






Auto Renewal Has Huge Potential Upside

❖ Lower price elasticity

❖ Higher renewal price

❖ Reduced retention costs

❖ Frees resources to focus on selling other products









Developing New Consumer Revenue Streams


skinny slow cooker
party faves


6-ingredient
skinny slow cooker


Low-Carb
SLOW COOKER
218 healthy recipes for your favorite comfort foods
FROM THE EDITORS OF DIABETIC LIVING


healthy
snacks
20 foolproof recipes
UNDER 200 CALORIES


THE
SHAPE
SLIM
DOWN
A science-backed plan to
LOSE 10 POUNDS
IN FOUR FAST WEEKS!
from the editors of SHAPE


Halloween
pumpkin ideas
75
QUICK &
CLEVER
DESIGNS


Halloween
kid costumes
55


THE
SHAPE
SLIM DOWN
COOKBOOK
from the editors of SHAPE


thanksgiving
pies & desserts
35
decadent
desserts
to share


FoodGifts
cookies & bars
31 Bite Size Treats
& FUN
packaging
IDEAS


FoodGifts
snacks & treats
35


OUR BEST
CHRISTMAS
cookies
101
Recipes for the
ULTIMATE
COOKIE
EXCHANGE


RUN INTO
SHAPE
A STEP-BY-STEP GUIDE TO GO LONGER AND BE STRONGER.

National Media Group Strategies

❖ Drive audience growth and engagement across platforms

❖ Grow share of advertising revenues

❖ Increase circulation profit contribution

❖ **Expand Meredith Xcelerated Marketing**

❖ Grow high-margin brand licensing business

❖ Accelerate growth of digital business

meredith

MXM is Customer Engagement Agency of the Year

❖ Leading-edge specialist capabilities in digital, mobile and social media marketing, data analytics, CRM and custom-content creation

❖ The DNA of a media company, drawing critical expertise in creating, delivering, managing and measuring content-powered engagement



MXM Offers Full Suite of Services for Leading National Brands

Areas of Focus:

- **Content Strategy & Execution**
- **Customer Relationship Management**
  - Direct communication with consumers via mail, email and other sources
- **Digital Marketing**
  - Website development
  - Search engine optimization
- **Mobile Marketing**
  - Mobile site and app development
- **Social Media Marketing**
  - Brand monitoring
- **Data & Analytics**
  - Measurement
  - Reporting
  - Predictive analytics































NBC Kraft Nestlé
nea Member Benefits CHURCH & DWIGHT CO., INC. THE LEADING HOTELS OF THE WORLD
Volkswagen LOWE'S Publix
Allergan Bob Evans ACLU AMERICAN CIVIL LIBERTIES UNION
Benjamin Moore Ford Taubman

+ national media brands + local media brands + marketing solutions
meredith 74

MXM's Multi-Year Relationship with Kraft



MXM awarded Data Analytics, Web, Email, Video Content business

Winner of the 2010 Kraft Bold Innovation award

food&family

MXM converts Food & Family magazine from free to paid subscription

lasagna recipe
Simply Lasagna Recipe - Kraft Recipes

MXM awarded SEO agency for Kraft CRM in general market and Hispanic

CONTENT MARKETING INSTITUTE™

Kraft CRM client named 2013 Content Marketer of the Year

MXM awarded 2014 Content Marketing Agency of the Year

MXM creates videos at scale.

2007 2008 2009 2010 2011 2012 2013 2014 2015

MXM awarded Kraft CRM Content Agency (print only, 4 languages, 2 countries)

what's cooking
food&family

MXM creates, builds and launches Kraft's iFood Assistant app

MXM creates, builds and launches Kraft Big Fork Little Fork iPad app

Winner of 2010 WebAward For Outstanding Achievement in Web Development

MXM awarded Kraft Website Redesign (Canada/ US)

food&family
your picks

MXM brings personalization (1:1) to Kraft email program in US

MXM awarded Kraftrecipes.com Blog and Instagram management

How to Cook for a Week without Even Thinking About It
shop once, eat all week!

+ national media brands + local media brands + marketing solutions

meredith

75

National Media Group Strategies

❖ Drive audience growth and engagement across platforms

❖ Grow share of advertising revenues

❖ Increase circulation profit contribution

❖ Expand Meredith Xcelerated Marketing

❖ **Grow high-margin brand licensing business**

❖ Accelerate growth of digital business

Meredith is The World's 3rd-Largest Licensor

1 THE WALT DISNEY COMPANY
$45.2B (NYSE: DIS)

2 PVH CORP.
$18B (NYSE: PVH)

3 MEREDITH
$17.7B (NYSE: MDP)


TOP 150 GLOBAL LICENSORS REPORT
MAY 2015 VOLUME 18 NUMBER 2
GLOBAL
License!
LICENSEMAG.COM
TOP
150
GLOBAL LICENSORS
How Bethany Mota
Became the First YouTuber to Crack the TOP 150
Plus:
10 YouTubers to Watch
Top 150 Adds 18 New Licensors
Disney Sales Up $4.3 Billion
Brand Groups Build Portfolios
EISNERAMPER

Executing Brand Licensing Growth Strategies

❖ Renew and grow our Better Homes and Gardens licensing agreement with Walmart and expand it online and internationally

❖ Grow Better Homes and Gardens Real Estate program

❖ Create new licensing opportunities for other brands

❖ Secure international partners to bring Meredith brands to new markets

meredith

Long-Term Relationship with Walmart


1998
BETTER HOMES AND GARDENS LICENSING COMMENCES
Products: Garden Tools and Implements
2001
BETTER HOMES AND GARDENS LICENSING CONTINUES
Products: Outdoor Furniture is Added
2008
BETTER HOMES AND GARDENS HOME PRODUCT LAUNCH
Products: Bedding, Bath, Tabletop, Decor, RTA Furniture
2009
Better Homes and Gardens
BETTER HOMES AND GARDENS PRODUCTS LAUNCHES IN WALMART CANADA
2010
BETTER HOMES AND GARDENS HOME CATEGORY EXPANSION
Products: Floral, Candles, Cookware, Small Appliances, Bakeware
2011
SPRING
BETTER HOMES AND GARDENS OUR PARTNERSHIP CONTINUES TO GROW
Products: Live Goods, Bath Hardware, Lighting, Ceiling Fans
2012
BETTER HOMES AND GARDENS STYLE EXPANSION
2014
DIGITAL AND SOCIAL EXPANSION
Live Better Network
2016
MULTI-CHANNEL GROWTH
Better Homes
INTERNATIONAL EXPANSION

BHG Sales at Walmart are Stronger Than Ever



❖ Better Homes and Gardens products at Walmart
continue to experience strong growth

❖ Our *Better for You* strategy and updated styling are paying dividends

❖ Online growth is accelerating

❖ Sales of BHG products in Mexico and Central America have begun

❖ Chinese market will open in calendar 2016

BHG Real Estate Expanding Program With Realogy



10,194
Agents

306
Offices

68
Brokerages

32
US States
& Canada

Better Homes and Gardens is Expanding with FTD



Core Floral Program

❖ New multi-year contract

❖ Increasing editor exposure and engagement through biannual product showcases



Provide Commerce Inc. Acquisition

❖ New BHG product debuted Holiday 2015

❖ New distribution opportunity through ProFlowers channel

❖ New product opportunity through Cherry Moon Farms gourmet food gift programs

New Licensing Programs For Additional Brands





- ❖ Partner is Bellisio, the nation's No. 3 frozen food manufacturer
- ❖ Product is EatingWell entrees and other items
- ❖ Anticipating product in stores by September 2016

SHAPE





- ❖ Partner is Apparel Bridge, a large manufacturer
- ❖ Product currently available at Kohls.com, Equinox, DicksSportingGoods.com, gyms and specialty stores
- ❖ Strong pipeline of additional retailers in place





- ❖ Partner is Clipper Corp., a large manufacturer
- ❖ Debuted at the March 2015 Home and Housewares Show
- ❖ First placements will be on Amazon and HSN



Today's Agenda

❖ **Meredith Strategic Growth Vision**

  o Steve Lacy, Chairman and CEO

❖ **Local Media Group Growth Strategies**

  o Doug Lowe, Executive Vice President
  o Patrick McCreery, Vice President News & Marketing

❖ **National Media Group Growth Strategies**

  o Tom Harty, President

❖ **Digital Growth Strategies**

  o **Jon Werther, President Meredith Digital**

❖ **Total Shareholder Return**

  o Joe Ceryanec, CFO

+ national media brands   **+ local media brands**   **+ marketing solutions**

Meredith Digital

An Engaged and Growing Audience of 75 Million









Digital Represents Nearly 30% of Advertising

Delivering Mid-Teens Operating Profit Margin



Fiscal years

+ national media brands   **+ local media brands**   **+ marketing solutions**

Executing Meredith Digital Growth Strategies

❖ Develop best-in-class branded content and products

❖ Increase audience engagement across platforms

❖ Leverage differentiated data, insights and analytics

❖ Harness proprietary advertising technology platforms

❖ Make strategic additions to portfolio

+ national media brands   **+ local media brands**   **+ marketing solutions**

meredith

Developing Best-in-Class Branded Experiences



Better Homes
Quick and Easy Recipes Under $3
two line title goes here



allrecipes
Tiana Marie Seattle, WA
#baking #grilling #fish #stir fry #vegetarian
Latest from Tiana
View
Recipe of the day
12 hrs
Featured
5 min
Honey Baked Chicken II
2005 reviews
See how it's made
Recipe by: Connie Levesque
Thai Teriyaki BBQ Chicken Kabobs
0 reviews
KIKKOMAN
Be Happy. Grow Healthy.
Learn more
TOWER GARDEN
Following 142

- Improved User Experience
- Improved Natural Search Ranking
- Updated Ad Placements
- Modernized Look & Feel

Increasing Audience Engagement Across Platforms

PRINT



Better Homes and Gardens
FALL IN LOVE WITH COLOR!
MAKE YOUR OWN RULES

40 MILLION
readers monthly

DIGITAL



BHG.com
10.6 million uniques



ShopBHG
Consumers shop for products on our print and digital platforms



BOOKS AND SPECIAL EDITIONS



fresh

BHG SIPs
75+
branded SIPs



Better Homes

BHG Global Editions
Australia, China, India, Russia, Italy, Ukraine, & Turkey



New Cook Book
COLOR

BHG Books
190 titles currently in print (40+ million Red Plaid Cookbooks sold)

LICENSING

Better Homes and Gardens REAL ESTATE
Walmart Save money. Live better.
FTD.COM
JO-ANN fabric and craft stores





SOCIAL



Pinterest
1 MILLION+
Followers

Facebook
3.3 MILLION+
Followers

Twitter
150,000+
Followers

BHG Blogger Network
25 MILLION+
Visits

Instagram
300,000+
Followers

VIDEO



Better Homes and Gardens

Viewership **+587% YOY**

MOBILE



BHG.com Mobile

Users **+55% YOY**



4.8 M DOWNLOADS

"Must Have Recipes" App

"How to Paint Anything" App

"Veggie Love Cookbook" App

Source: ComScore

Leveraging Data, Insights and Analytics



❖ **We focus on women at scale:**
— 100 million consumers
— 75 million unique visitors

❖ **1st party data is based on direct behavioral engagement**

❖ **We operate across platforms**

❖ **Data is our DNA**
— Team of expert data analysts
— Identify trends and consumer intent
— Used to find, inform and reach consumers throughout purchase path

Harnessing Proprietary Technology Platforms
Strengthening Advertising ROI, CPMs and Consumer Experience



Acquisitions Support Our Strategy













Premium Branded Content & Products
At-Scale, Highly-Engaged Audience
First-Party Data (Insights & Analytics)
Ad Tech Platforms
Ad Revenue Diversification
Consumer Revenue Growth
MILLENNIAL
meredith
digital
WOMEN

SHAPE

MARTHA STEWART

martha stewart weddings

mywedding®

selectable media

Qponix coupons in context™

Putting it Together at Allrecipes


The World's
#1 Food Brand

40MM FAMILIES SHOPPING DIFFERENTLY





1BN
Visits



250MM
Saved Recipes



100MM
Video Views



10MM
Shared Experiences



1 OF 3
Shop Same Day as Recipe View



90%
Use Recipes to Inform Purchases



62%
Visits are on Mobile

.NEXT: A Next-Generation Platform that …

- Connects home cooks through shared food experiences surface the voice of the community;
- Serves as the de facto digital standard for discovering, trying and sharing cooking experiences; and
- Allows brands to connect with consumers to enhance the process of getting food on the table.

…throughout the cooking continuum across all media.


Plan
• Recipe Discovery
• Evaluate
• Collect
• Modify
Shop
• Deals
• Coupons
• Shopping Lists
• eCommerce
Cook
• Video
• Tablet
• Voice
• Motion
Share
• Personal Stories
• Reviews
• UGC
• Food Graph

Evolving to a Food-Focused Social Network



inspire
Search
S'MORES INDOORS
Videos

Shop
On Sale

Cook
Cook Times
Scaling
Nutrition

Share
I made it!
I made it!

allrecipes
My feed
Pick One Up Today!
acmefoods

Notification Email

allrecipes

Reviews

Acme Foods Mexican Style Meat

User Comments

Saved recipe

Acme Foods Elmer's Fudge

Follow cooks and brands

Acme Foods
Othello, WA
Follow
We're committed to supplying quality ingredients from sustainable sources, like cage-free eggs from our hometown.
You and Acme Foods have similar favorites

Enabling Home Cooks and Brands to Shine







Profiles

Followers

Fans

Personalized Food Feeds (Cooking Graph)

Collections

meredith

With Improved Insights and Analytics

Our shopper insights leverage our 1st party data coupled with purchase data from premium data partners



Insights



GS REALTIME | Coffee / Tea / Cocoa
Impressions Last Minute
44
0
200
100
Impressions Last Hour
1,824
Past 60 Minutes
26
Impressions Last 24 Hours
598.7K
48,340
Total Value Last Hour
$37,214
Coffee / Tea / Cocoa
Recipes
1,302
Recipes Processed Last Hour
Store Proximity Last Minute
4,121
5,258
1,056
Retailers Last Minute
CVS/pharmacy 11
Dollar General 8
Weis Markets 6
Bi-Lo Foods 5
Baker's 4
Shop Rite 4
Stop & Shop 3
Walgreens 3
Vons 2
Kmart 2
Active Promotions by Brand
1. Lipton 308
2. Maxwell House 287
3. Starbucks 222
4. McCafe 79
5. Arizona 66
6. Folgers 64
7. Gevalia 51
8. Pure Leaf 47
9. Dunkin Donuts 44
10. Gevalia Kaffe 35
Recipes Last Minute
Coca-Cola Cake 5
Tiramisu II 3
Neiman Marcus Chocolate Chip Cookie 3
Hot Chocolate Fudge Cakes 2
Tiramisu Layer Cake 2
Berry Iced Coffee 2
Quick and Easy Brownies 2
Olive Garden's Frozen Tiramisu 2
Chocolate Fudge Brownie Ice Cream 2
My Grandmother's Chocolate Pie 2
Top Product Last Hour
Nescafe Instant Coffee Light/Med
2,008 Impressions
Ingredients Last Minute
Coffee 19
Cocoa Powder 18
Instant Coffee 7
Instant Espresso 6
Tea Bags 4
Espresso Powder 4
Cocoa 3
tea 1
coffee filters 1
Chai Tea, Loose or ... 1
Products Last Hour
Nescafe Instant Coffee Light/Med 2,040
Starbucks Ground Coffee 1,843
Maxwell House Coffee Original, Ground 1,759
Dunkin Donuts Coffee Ground, Original Blend 1,288
McCafe Coffee K-Cups French Roast Dark 1,124
Folgers Instant Coffee Crystals Classic Roast 259
Folgers Country Roast Ground Coffee 242
Green Mountain Coffee K-Cups Breakfast Blend 227
Maxwell House Café Collection Coffee K-Cups H... 219
Maxwell House Ground Coffee Breakfast Blend 189

Consumers currently in store viewing products in category (based on lat/lon)

Number of live campaigns by brand across retailers

Top recipes driving product impressions

Top Product last 30 min.

Product impressions delivered across Network

And Improved Shopper Marketing Analytics

Industry leading (ROAS) native advertising campaign measurement for CPG brands

"Allrecipes is now able to measure total Return on Advertising Spend (ROAS) for Digital Shopper Marketing campaigns. This expanded measurement capability combines Meredith's Shopper Marketing power to deliver and measure offers at the store level with Nielsen's in depth Similarities Market Test (SimTest) service which works to determine the extent to which in-market activities are driving sales. Together, these insights and analytics reveal fast and repeatable results for marketers to strategize against which are not dependent on traditional ad tech and tags."

*- Meredith/Nielsen Press
  Release 1/14/2016*



+ national media brands   + local media brands   + marketing solutions

National Media Strategic Initiatives Summary

❖ Driving audience growth and engagement across platforms

❖ Growing our share of advertising revenues

❖ Increasing circulation profit contribution

❖ Enhancing Meredith Xcelerated Marketing

❖ Expanding high-margin brand licensing business

❖ Accelerating growth of profitable digital business

Today's Agenda

❖ **Meredith Strategic Growth and Vision**

   o Steve Lacy, Chairman and CEO

❖ **Local Media Group Growth Strategies**

   o Doug Lowe, Executive Vice President
   o Patrick McCreery, Vice President News & Marketing

❖ **National Media Group Growth Strategies**

   o Tom Harty, President

❖ **Digital Growth Strategies**

   o Jon Werther, President Meredith Digital

❖ **Total Shareholder Return Strategies**

   o **Joe Ceryanec, CFO**

meredith

Free Cash Flow Generation: 2006-2015



$ in millions
Cumulative

Balanced Use of Cash: FY2006 to FY2015



$2,280

$280
stock options

$2,000
Operating cash flows

Cash Generation

$2,280

$300
Cap-ex

$860
Acquisitions

$510
Dividends

$610
Share repurchases

Cash Utilization

51%
Reinvested in operations

49%
Returned to shareholders

$ in millions
Net of change in debt

+ national media brands   + local media brands   + marketing solutions

Acquisitions and Investment Priorities

❖ Multi-platform **national media brands** that provide access to new audiences and advertising categories

❖ **Local media brands** in faster-growing markets that add network and geographic diversity

❖ **Digital platforms** that significantly increase scale

❖ **Tuck-in acquisitions** that complement current portfolio of media brands and marketing capabilities

Our Criteria for Acquisitions and Investments

❖ **Strategic Benefit:**

—Will target drive growth faster than we can achieve organically?

—Does it meaningfully move the business forward?

❖ **Financial Attractiveness:**

—Does it meet our IRR hurdle rate of >15%?

—Are there revenue and/or cost synergies?

—Prefer quickly TSR accretive deals

❖ **Leadership expertise and fit:**

—Proven management teams and good cultural match

❖ **Opportunistic and selective:**

—Significant in-bound and out-bound activities ensure we are well-positioned to view potential deals

Strong Track Record of Increasing Dividends
Currently Yielding 5%



13% CAGR

Year	Dividend
2004	$0.48
2007	$0.74
2010	$0.92
2013	$1.63
2016	$1.98

Fiscal years

+ national media brands + local media brands + marketing solutions

Opportunistic Share Repurchases



Cumulative Share Repurchases

$37 — 2004
$339 — 2007
$517 — 2010
$624 — 2013
$755 — 2016 YTD

Fiscal years

Meredith's Goal: Approach Top-Third TSR

S&P 500 TSR Benchmarks – expected returns



TSR (%)

6-7% — S&P 500 Median TSR

10-11% — S&P 500 top 3rd TSR

Multiple sources including BCG Investor Survey and Value Line

+ national media brands   + local media brands   + marketing solutions

Top-Third TSR Expectations Over Next Two Years

TSR Drivers through FY17:

❖ Organic revenue growth   **+3-4%**   Robust digital strategy with range of monetization options fueled by leading brands, content and scale

❖ Margin expansion   **+2-3%**   Stronger broadcasting revenue upside from political year, retransmission uplift, and non-political advertising

❖ Dividend yield   **+4-5%**   Planned annual dividend increases to deliver peer-leading, stable yield, and floor on stock

❖ Buybacks   **+1-2%**   Aggressive buyback program that capitalizes on current undervaluation and returns excess cash

Organic TSR   **10-14%**

❖ Acquisitions and/or multiple expansion   **+++**

Total TSR   **At Least Top Third**

Fiscal 2016 Earnings per Share Outlook

Third quarter $0.77 to $0.82

Full year $3.05 to $3.25

Unchanged from January 27, 2016, earnings release

Excludes special items

+ national media brands   + local media brands   + marketing solutions

Key Takeaways from Today

❖ **Local Media Group delivering strong results fueled by:**

— Growth in non-political advertising revenues

— Maximizing political advertising opportunity

— Increasing retransmission contribution

❖ **National Media Group poised for another year of profit growth:**

— Brand licensing delivering high-margin profit

— Circulation providing a stable source of revenue and contribution

— Digital advertising growth will soon offset print advertising declines

❖ **Strong cash flows fueling 3-pronged TSR strategy:**

1. Acquisitions and investments in business

2. Dividend growth

3. Share buybacks

❖ **Meredith can deliver Top-Third Total Shareholder Return**

Meredith's Strong Investment Thesis

1. **Strong and consistent cash flow generation, driven by:**

   ❖ Portfolio of highly rated television stations in large and fast-growing markets

   ❖ Trusted national brands with an unrivaled female reach

   ❖ Profitable and growing digital business

   ❖ World's 3rd largest brand licensor with very high margins

2. **Commitment to delivering Top-Third Total Shareholder Return:**

   ❖ Dividend payer for 69 years; increases for 23 consecutive years

   ❖ Share buyback program

   ❖ Accretive strategic acquisitions

3. **Experienced management team with a proven record of operational excellence and shareholder value creation over time**



































meredith
brand licensing
4
KMOV
kmov.com
Parents
Better Homes and Gardens.
Successful Farming
Ser Padres
EatingWell
meredith
brand licensing
5
CBS5AZ.com
FamilyCircle
allrecipes
Fresh, fast, five stars!
wfsb.com
CBS46.com
WGCL-TV ATLANTA
mxm
Meredith Xcelerated Marketing
SHAPE
Jessica ALBA
LOSE YOUR BELLY FAST
FOX 5
KVVU-TV
LOCAL. LAS VEGAS.

meredith

A Powerful Diversified Media & Marketing Company

Investor Day ● March 2, 2016